February 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance

Re:                             Cactus, Inc.
Registration Statement on Form S-1 (File No. 333-222540)

Ladies and Gentlemen:

As the representatives of the several underwriters of Cactus, Inc.’s (the “Company”) proposed initial public offering of Class A common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on February 7, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated January 29, 2018 through the date hereof:

Preliminary Prospectus dated January 29, 2018:

1,373 copies to prospective underwriters, institutional investors, dealers and others.

[The remainder of this page intentionally left blank.]

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several
Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Stephen M. Trauber
Name: Stephen M. Trauber
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John M. Traugott
Name: John M. Traugott
Title: Managing Director